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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger

VP Marketing and Corporate Strategy

Magic Software Enterprises

(949) 250-1718 X299

Press_relations@magicsoftware.com

Visa Cal Implements SOA with Magic Software's iBOLT

OR YEHUDA, ISRAEL (August 18, 2005) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that Visa Cal – one of the leading Israeli Visa Credit Card Operators - has completed the implementation of Magic's iBOLT Business Integration platform. Cal is expected to expand the project in the near future.

Using iBOLT, Cal has implemented the infrastructure that links applications in heterogeneous environments, deploying their Service Oriented Architecture (SOA) throughout the organization.

In the project's initial stage, Magic Israel's professional services built the infrastructure for implementing SOA using iBOLT, and then transferred the knowledge to Cal's integration team. Cal's team currently performs the necessary system maintenance and is planning to develop additional processes.

Gil Yam, Vice President and head of Cal's Operation and Information System division said, "iBOLT helps Cal with the necessary infrastructure while providing a comprehensive solution platform to the Company's diverse needs."

"Cal's choice of iBOLT is another example of an Israeli economy leader that has placed their trust in Magic's development and integration platforms. The stability and the scope of the solution, combined with iBOLT's excellent capabilities of integrating heterogeneous environments such as Cal's, allows the company to build a flexible, efficient solution for inter-system functionality," said Udi Ertel, General Manager of Magic Israel, the Israeli subsidiary of Magic Software Enterprises. "Magic is happy to extend our collaboration with a long standing business partner and customer such as Visa Cal."

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's corporate offices are located at 5 Haplada St., Or Yehuda, Israel 972-3-538-9292. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The Company's North American headquarters is located at 23046 Avenida de la Carlota, Laguna Hills, CA 926653, telephone (800) 345-6244, (949) 250-1718, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: August 18, 2005